UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Osena Beverage Co.

Legal status of issuer

       Form
       c-corp

       Jurisdiction of Incorporation/Organization
       Delaware, United States

       Date of organization
       January 18, 2021

Physical address of issuer
7209 Lancaster Pike, Suite 4-1012, Hockessin, DE 19707

Website of issuer
https://drinkosena.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
1,235,000

Deadline to reach the target offering amount
December 2, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$154,999	$238,503
Cash & Cash Equivalents	$34,900	$138,214
Accounts Receivable	$8,969	$0
Short-term Debt	$119,909	$5,777
Long-term Debt	$119,909	$5,777
Revenues/Sales	$273,443	$999
Cost of Goods Sold	$230,221	$3,217
Taxes Paid	$0	$0
Net Income (Loss)	$(325,385)	$(70,284)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 7, 2022

Osena Beverage Co.

OSENA SPIKED
COCONUT WATER

Up to $1,235,000 of SAFEs


Osena Beverage Co., ("Osena Beverage Co.", "Osena Spiked Coconut Water", "Osena Beverage", "Osena" the "Company", "we", "us", or "our"), is offering up to $1,235,000 worth of SAFEs of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 2, 2022, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 18, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://drinkosena.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: www.seedinvest.com/osena.spiked.coconut.water

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Osena Beverage Co. ("the Company") is a Delaware, United States c-corp, incorporated on January 18, 2021.

The Company is located at 7209 Lancaster Pike, Suite 4-1012, Hockessin, DE 19707.

The Company's website is https://drinkosena.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/osena.spiked.coconut.water and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of SAFEs being offered	$25,000
Maximum amount of SAFEs	$1,235,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	December 2, 2022
Use of proceeds	See the description of the use of proceeds on page 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 12 and 14 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has an extension on its 2021 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company's cash position is relatively weak. The Company currently has only $25,000 in cash balances as of September 30, 2022. This equates to 2.5 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $196,560, an operating cash flow loss of $346,064, and liquid assets in cash of $34,900, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Total Amount Raised includes investments made outside of the SeedInvest platform via Regulation D. Approximately $420,962.00 of off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

Investors that invest earlier in the Offering will be rewarded with a lower valuation cap. The base valuation cap is $6,000,000; however, investors that confirm their investment no later than October 26, 2022 (at 11:59 PM ET) will have a valuation cap of $5,000,000. Investors that confirm their investment after October 26, 2022 (at 11:59 PM ET) will have the base valuation cap of $6,000,000.

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

The Company has outstanding liabilities. The Company entered into lines of Credit agreements (i) a principal amount of $150,000 with a 0.5% interest rate due on demand, (ii) a principal amount of $150,000 with a 0.5% interest rate due on demand, and (iii) a principal amount of $150,000 with a 0.5% interest rate due on demand.

On March 23, 2021, the Company entered into a line agreement with one of the members, Vicente Surraco, in the amount of $150,000. The line of credit bears an interest rate of 0.5%. As of December 31, 2021, the outstanding the line of credit is in the amount of $90,000.

On March 23, 2021, the Company entered into a line agreement with one of the members, Catherine Allen, in the amount of $150,000. The line of credit bears an interest rate of 0.5%. As of December 31, 2021, the outstanding the line of credit is in the amount of $25,000.

On March 23, 2021, the Company entered into a line agreement with one of the members, Christopher Allen, in the amount of $150,000. The line of credit bears an interest rate of 0.5%. As of December 31, 2021, the outstanding the line of credit is in the amount of $0.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The spiked seltzer market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Vicente Surraco and Chris Allen. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The SAFEs will not be freely tradable until one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFEs. Because the SAFEs have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFEs may also adversely affect the price that you might be able to obtain for the SAFEs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFEs that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the SAFEs reach their maturity date, investors (by a decision of the SAFEs holders holding a majority of the principal amount of the outstanding SAFEs) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the SAFEs into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFEs. The SAFEs is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFEs can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Better-for-you alcohol is rapidly evolving. Spiked seltzer, a $16B category that's estimated to be 6 years old, has consumers expecting something like a 100 calorie, low sugar label. However, there's more to health than low calories and low sugar, and consumers have started moving towards higher quality innovations. The founders of Osena, seeing these trends in alcohol, saw spiked coconut water as the a promising innovation to go after.

As a lower calorie, naturally fermented spiked coconut water, the company secured multiple wholesalers, 650 points of distribution, and $270K in single flavor four-pack 2021 sales during a 4-month Summer 2021 pilot. In-store samplings resulted in an average of $5 CAC, showcasing the power of a retail footprint.

Business Plan

Osena is now preparing to scale, and management believes Osena has several advantages that set them apart:

- Distribution: the company has deep connections in alcohol distribution that has led them to open several states with hundreds of points of distribution.
- Marketing: members of the company have worked at Anheuser-Busch, Truly, and Constellation. In addition, their retail footprint gives them access to low cost, potentially high ROI marketing tactics (i.e. sampling) that can quickly convert to sales.
- Copacking: Osena's third-party copacker specializes in scaling growing brands. They source nearly all ingredients on Osena's behalf, and only charge them for what is packed for better cash flow and lead-times than self sourcing.

Following their variety pack launch that achieved $90K in sales in the first 30 days, Osena gained industry recognition through a feature in Craft Business Daily, distributed to thousands of beer wholesalers. Osena has grown to 17 wholesalers, and is actively meeting with interested wholesalers in markets aligned with their expansion strategy.

Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.5% of the proceeds, or 47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.31% of the proceeds, or 102,625, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Closing Amount Raised	% if Maximum Amount Raised
R&D	14%	8%
Sales	29%	32%
Marketing	57%	60%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Vicente Surraco	CO-FOUNDER	In charge of product formulation, supply chain management, finance and operations.
Chris Allen	CO-FOUNDER	In charge of sales and marketing.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Equity	As defined in COI	Yes	N/A	N/A	100%	See COI
SAFEs	Only on Conversion	Post Conversion	N/A	The Company is issuing SAFEs in this Offering	N/A	N/A

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership
A majority of the Company is owned by Vicente Surraco and Christopher Allen.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Vicente Surraco	Common Equity	45%
Christopher Allen	Common Equity	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Osena Beverage Co. was formed on January 26, 2021, in the state of Delaware. The Company took over the business activities from the previous legal entity, CV Brewing Co., which was formed on January 21, 2020 in the state of New Jersey. The financial statements of Osena Beverage Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Osena Beverage Co. is a supplier of alcoholic beverages. Products are manufactured by a copacker and distributed through state beer wholesalers. Osena currently has one product in three SKUs: Osena Spiked Coconut Water, Pure Original, and Exotic Pineapple four-packs, and an eight-pack variety pack called "Islands Collection."

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $25,000 in cash on hand as of September 30, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The SAFEs are being offered with a valuation cap of $6,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	September 21, 2020	Regulation D	Common Equity	$300,000	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The SAFEs sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the SAFEs sold in this Offering will convert will be:

- Subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFEs plus accrued unpaid interest, or the amount of stock the SAFEs would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,000,000 valuation cap.

The securities into which the SAFEs in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

However, investors who invest $50,000 or greater will be considered "Major Investors" under the SAFEs. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The SAFEs in the Regulation D offering convert under similar terms to the SAFEs in this Regulation CF offering.

Dilution

Even once the SAFEs converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

On March 23, 2021, the Company entered into a line agreement with one of the members, Vicente Surraco, in the amount of $150,000. The line of credit bears an interest rate of 0.5%. As of December 31, 2021, the outstanding the line of credit is in the amount of $90,000.

On March 23, 2021, the Company entered into a line agreement with one of the members, Catherine Allen, in the amount of $150,000. The line of credit bears an interest rate of 0.5%. As of December 31, 2021, the outstanding the line of credit is in the amount of $25,000.

On March 23, 2021, the Company entered into a line agreement with one of the members, Christopher Allen, in the amount of $150,000. The line of credit bears an interest rate of 0.5%. As of December 31, 2021, the outstanding the line of credit is in the amount of $0.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFEs. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Vicente Surraco
_____
(Signature)

Vicente Surraco
_____
(Name)

Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Vicente Surraco
_____
(Signature)

Vicente Surraco
_____
(Name)

Co-Founder
_____
(Title)

October 7, 2022
_____
(Date)

Chris Allen
_____
(Signature)

Chris Allen
_____
(Name)

Co-Founder
_____
(Title)

October 7, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

OSENA BEVERAGE, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Osena Beverages LLC
New York, New York

We have reviewed the accompanying financial statements of Osena Beverages LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 22, 2022
Los Angeles, California

OSENA BEVERAGE LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 34,900	$ 138,214
Acccounts Receivable, net	8,969	-
Inventory	111,130	100,289
Total current assets	**154,999**	**238,503**
Total assets	**$ 154,999**	**$ 238,503**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 4,498	$ 5,777
Line of Credit	115,000	-
Other Current Liabilities	410	-
Total current liabilities	**119,909**	**5,777**
Total liabilities	**119,909**	**5,777**
MEMBERS' EQUITY		
Members' Equity	35,091	232,726
Total Members' Equity	**35,091**	**232,726**
Total Liabilities and Members' Equity	**$ 154,999**	**$ 238,503**

See accompanying notes to financial statements.

OSENA BEVERAGE LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	273,443	$	999
Cost of Goods Sold		230,221		3,217
Gross profit		43,223		(2,218)
Operating expenses				
General and Administrative		152,913		7,963
Research and Development		36,950		60,104
Sales and Marketing		49,919		-
Total operating expenses		239,782		68,067
Operating Income/(Loss)		(196,560)		(70,284)
Interest Expense		410		-
Other Loss/(Income)		128,415		-
Income/(Loss) before provision for income taxes		(325,385)		(70,284)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(325,385)	$	(70,284)

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2019	$ -
Capital Contribution	303,010
Net income/(loss)	(70,284)
Balance—December 31, 2020	**$ 232,726**
Capital Contribution	127,750
Net income/(loss)	(325,385)
Balance—December 31, 2021	**$ 35,091**

See accompanying notes to financial statements.

OSENA BEVERAGE LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(325,385)	$	(70,284)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Acccounts receivable, net		(8,969)		-
Inventory		(10,841)		(100,289)
Credit Cards		(1,279)		5,777
Other Current Liabilities		410		-
Net cash provided/(used) by operating activities		**(346,064)**		**(164,796)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		127,750		303,010
Borrowing on Line of Credit		115,000		-
Net cash provided/(used) by financing activities		**242,750**		**303,010**
Change in cash		(103,314)		138,214
Cash—beginning of year		138,214		-
Cash—end of year	$	**34,900**	$	**138,214**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Osena Beverage LLC was formed on January 26, 2021, in the state of Delaware. The Company took over the business activities from the previous legal entity, CV Brewing LLC, which was formed on January 21, 2020 in the state of New Jersey. The financial statements of Osena Beverage LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Osena Beverage LLC is a supplier of alcoholic beverages. Products are manufactured by a copacker and distributed through state beer wholesalers. Osena currently has one product in three SKUs: Osena Spiked Coconut Water, Pure Original, and Exotic Pineapple four-packs, and an eight-pack variety pack called "Islands Collection."

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of alcoholic beverages.

Cost of sales

Costs of goods sold include the cost of retail product and merchandise.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $49,919 and $0, which is included in sales and marketing expenses.

Other Loss/ (Income)

Other Loss/ (Income) related to one-off expenses related to transitioning to a new contract manufacturer. Other loss for the years ended December 31, 2021, and December 31, 2020 amounted to $128,415 and $0.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Raw materials	$ 16,992	$ 100,289
Semi-finished goods	94,138	
Total Inventory	**$ 111,130**	**$ 100,289**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Accrued Interest	$ 410	$ -
Total Other Current Liabilities	**$ 410**	**$ -**

5.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Vicente Surraco	45.0%
Christopher Allen	25.0%
Catherine Albright	12.0%
Catherine Allen	7.0%
Lisa Surraco	5.0%
Ryan Allen	4.0%
Others	2.0%
TOTAL	**100.0%**

6.   DEBT

Line of Credit

During the years presented, the Company entered into Line of Credit agreements. The details of the Company's line of credit and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Line of Credit Agreement- Vicente Surraco	$ 150,000	0.50%	3/23/2021	On demand	$ 338	$ 338	$ 90,000	$ -	$ 90,000
Line of Credit Agreement- Catherine Allen	$ 150,000	0.50%	3/23/2021	On demand	$ 73	$ 73	$ 25,000	$ -	$ 25,000
Line of Credit Agreement- Christopher Allen	$ 150,000	0.50%	3/23/2021	On demand	$ -	$ -	$ -	$ -	$ -
Total					**$ 410**	**$ 410**	**$ 115,000**	**$ -**	**$ 115,000**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$ 115,000
2023	-
2024	-
2025	-
Thereafter	-
Total	**$ 115,000**

7.   RELATED PARTY

On March 23, 2021, the Company entered into a line agreement with one of the members, Vicente Surraco, in the amount of $150,000. The line of credit bears an interest rate of 0.5%. As of December 31, 2021, the outstanding the line of credit is in the amount of $90,000.

On March 23, 2021, the Company entered into a line agreement with one of the members, Catherine Allen, in the amount of $150,000. The line of credit bears an interest rate of 0.5%. As of December 31, 2021, the outstanding the line of credit is in the amount of $25,000.

On March 23, 2021, the Company entered into a line agreement with one of the members, Christopher Allen, in the amount of $150,000. The line of credit bears an interest rate of 0.5%. As of December 31, 2021, the outstanding the line of credit is in the amount of $0.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through July 25, 2022, which is the date the financial statements were available to be issued.

On July 1, 2022, the Company was converted from a LLC into a Corporation in the state of Delaware. The converted entity, Osena Beverage Co. is authorized to issue 10,000,000 Common Stock. As of July 25, 2022, 5,000,000 Common Stock have been issued and are outstanding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $196,560, an operating cash flow loss of $346,064, and liquid assets in cash of $34,900, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C

PDF of SI Website





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Osena Spiked Coconut Water

Spiked coconut water brand advancing the better-for-you alcohol movement

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$1,000 Minimum

$6,000,000 Valuation cap

INVEST IN OSENA SPIKED COCONUT WATER

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: http://drinkosena.com

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Osena Spiked Coconut Water is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- Product market fit demonstrated by (1) $270K in revenue in 2021 (unaudited) and achieved 1600+ units sold across 650 stores in a 4-month summer pilot in 2021 (May to August) and (2) a strategic variety pack launch in June 2022 that achieved $90K in orders in the first 30 days
- Established chain distribution in Wegmans, Total Wine, Shoprite, Spirits Unlimited, ACME, and Wine Outlet
- Created a distribution network using the same distributors as Anheuser-Busch & Molson Coors (two of the largest beer suppliers), and currently have 17 distributors that can cover over 40M consumers by population of areas distributed to
- Manufacturing agreement with a leading copacker with sourcing and scaling capabilities that have helped to achieve economies of scale and reduced COGS by 10% and lead-times by 50% vs self-sourcing
- Co-founders are University of Pennsylvania Wharton business school graduates with experience in alcohol and retail at Anheuser-Busch, Johnson & Johnson, and Faherty

Fundraise Highlights

- Total Amount Raised: US $5,000
- Total Round Size: US $1,250,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: SAFE Note (SWIFT)
- Offering Type: Side by Side Offering

Tiered Valuation Cap

- Valuation Cap: US $5,000,000 before Oct 27, 2022
- Valuation Cap Schedule: See Full Schedule

The alcohol industry is undergoing a significant shift. Osena has strategically positioned itself with a deliciously refreshing spiked coconut water packed with natural electrolytes to provide an evolution in better-for-you alcohol.

Better-for-you alcohol is rapidly evolving. Spiked seltzer, a $16B category that's estimated to be 6 years old, has consumers expecting something like a 100 calorie, low sugar label. However, there's more to health than low calories and low sugar, and consumers have started moving towards higher quality innovations. The founders of Osena, seeing these trends in alcohol, saw spiked coconut water as the a promising innovation to go after.

As a lower calorie, naturally fermented spiked coconut water, the company secured multiple wholesalers, 650 points of distribution, and $270K in single flavor four-pack 2021 sales during a 4-month Summer 2021 pilot. In-store samplings resulted in an average of $5 CAC, showcasing the power of a retail footprint.

Osena is now preparing to scale, and management believes Osena has several advantages that set them apart:

- Distribution: the company has deep connections in alcohol distribution that has led them to open several states with hundreds of points of distribution.
- Marketing: members of the company have worked at Anheuser-Busch, Truly, and Constellation. In addition, their retail footprint gives them access to low cost, potentially high ROI marketing tactics (i.e. sampling) that can quickly convert to sales.
- Copacking: Osena's third-party copacker specializes in scaling growing brands. They source nearly all ingredients on Osena's behalf, and only charge them for what is packed for better cash flow and lead-times than self sourcing.

Following their variety pack launch that achieved $90K in sales in the first 30 days, Osena gained industry recognition through a feature in Craft Business Daily, distributed to thousands of beer wholesalers. Osena has grown to 17 wholesalers, and is actively meeting with interested wholesalers in markets aligned with their expansion strategy.

Gallery



























naturally occurring electrolytes
SPIKED COCONUT WATER
Coconut Water Cocktail
OSENA
Ripe Mango
Gluten Free
5% ALCOHOL • 100 CALORIES

Ripe Mango.

Media Mentions











NBC BEVNET BREWBOUND The Philadelphia Inquirer FOX29 PHILADELPHIA northjersey.com

The Team

Founders and Officers



Vicente Surraco

CO-FOUNDER

Vicente is an experienced entrepreneur with a background in alcohol and finance.

He received his start in entrepreneurship as an SAT Branch Manager for Revolution Prep where he acquired customers, found classroom space, and taught classes on weekends to help pay his way through college.

After graduating from Columbia University, he worked at Susquehanna International Group (SIG) as a macro research analyst, making directional bets on markets based on quantitative analysis of real-time news.

He decided he wanted to make a career change to CPG, and entered The Wharton School of Business to facilitate the move to a new industry, and majored in entrepreneurship.

He then worked at Anheuser-Busch InBev, in the Zxlerator, a corporate accelerator program focused on launching innovative new beverages and technology in alcohol. It was during this time that he acquired a deep understanding of the better-for-you alcohol category, how to formulate and scale a new beverage, and how corporations evaluate potential acquisitions.



Chris Allen

CO-FOUNDER

Chris Allen is an experienced and versatile entrepreneur with a track record of driving profitable growth for consumer brands of all sizes.

Similar to Vicente, Chris also cut his teeth as an entrepreneur while in college as an SAT Branch Manager for Revolution Prep, driving customer growth and running one of the best-performing branches in the country as a solo operator.

After graduating from the University of Notre Dame where he completed wide-ranging internships with top organizations like KPMG and the National Football League, Chris spent five years in Johnson & Johnson's strategic finance department, earning honors as the top graduate of J&J's prestigious Finance Leadership Development Program and as the valedictorian, spoke at the program's graduation and to an audience of the company's top executives.

After attending to Wharton to follow his dream of being a full-time entrepreneur, Chris served as an MBA intern advising the CEO of retail brand Faherty on omnichannel growth throughout the US.

While at Faherty, he committed to launching his own consumer brand after graduating from Wharton, and decided to do so in the industry that has been his 'family business' for decades – alcohol. Chris brings to Osena a diverse set of general management skills honed across a decade of professional experience spanning finance, marketing, operations, and people management to Osena, along with a deep network of alcohol connections through his family that Osena believes serves as one of Osena's advantages.

Key Team Members

 **Liz Einhorn**  **Adam Lambert**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,250,000
Raised to date:	US $5,000 US $0 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Tiered SAFE Note (SWIFT)
Valuation Cap:	US $5,000,000 no later than Oct 26, 2022

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Offline Investments	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Investing in a SAFE	You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.
SWIFT Tiers for Valuation Cap	Investors that invest earlier in the Offering will be rewarded with a lower valuation cap. The base valuation cap is $6,000,000; however, investors that confirm their investment no later than October 26, 2022 (at 11:59 PM ET) will have a valuation cap of $5,000,000. Investors that confirm their investment after October 26, 2022 (at 11:59 PM ET) will have the base valuation cap of $6,000,000.
Total Amount Raised	The Total Amount Raised includes investments made outside of the SeedInvest platform via Regulation D. Approximately [ ] of off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Closing conditions:	While Osena Spiked Coconut Water has set an overall target minimum of US $500,000 for the round, Osena Spiked Coconut Water must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Osena Spiked Coconut Water's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

R&D   Sales   Marketing   R&D   Sales   Marketing

Investor Perks

Try Osena Spiked Coconut Water

The company is offering potential SeedInvest investors a **20% discount to try their product**. Copy and paste the URL below into your browser and use the **discount code:"SEED"** at checkout to receive the 20% discount exclusive to SeedInvest users.

https://drinkosena.com/

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Osena Spiked Coconut Water's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.



Pre-Seed

Round Size	US $300,000
Closed Date	Sep 21, 2020
Security Type	Common Equity
Pre-Money valuation	US $300,000

Market Landscape



Spiked Seltzer Revenue (Statista)

COCONUT WATER MARKET

The coconut water market is young, diverse, and focused on health. 55% of consumers are non-white, mostly Asian and Hispanic, 43% are Generation Z or Millennial, and 41% have children at home. According to Vita Coco, "These are valuable shoppers who are more likely to seek natural and organic foods, prioritize healthy eating, stay up-to-date on health trends, care about the environment, and engage in an active lifestyle."

Coconut water is expected to be a $2B market by 2024, growing at a CAGR of 20%.

SPIKED SELTZER MARKET

In terms of overall market numbers: beer was a $120B market in 2019, and spiked seltzer is estimated as a $16B market in 2022. In addition, industry reports imply that spiked seltzer can reach ~10% of beer volume and has ~11% of total beer shelf space.

Spiked seltzer began its disruption of better-for-you alcohol about 6 years ago, with the initial introduction of brands like White Claw and Truly. However, the first spiked seltzers are losing market share to Ready-To-Drink (RTD) cocktail competitors such as High Noon. High Noon, which launched in 2019, has gained market share in key markets, particularly in states that have lighter liquor restrictions. The chief reason consumers state they are shifting to RTDs is ingredient and flavor quality.

Concurrently, spiked functional beverages, which have started with spiked kombuchas such as June Shine, have also begun to gain market share, with large, notable fundraises and increasing market penetration. This is where spiked coconut water can make a massive impact.

Hangovers are a massive problem for consumers: Hangover/rehydration supplements were a $1.2B market in 2018 and are projected to grow to $2.78B by 2025. The naturally occurring electrolytes in spiked coconut water give it a unique selling proposition with its rehydrating qualities.

Risks and Disclosures

The Company has an extension on its 2021 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company's cash position is relatively weak. The Company currently has only $25,000 in cash balances as of September 30, 2022. This equates to 2.5 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $196,560, an operating cash flow loss of $346,064, and liquid assets in cash of $34,900, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Total Amount Raised includes investments made outside of the SeedInvest platform via Regulation D. Approximately $420,962.00 of off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

Investors that invest earlier in the Offering will be rewarded with a lower valuation cap. The base valuation cap is $6,000,000; however, investors that confirm their investment no later than October 26, 2022 (at 11:59 PM ET) will have a valuation cap of $5,000,000. Investors that confirm their investment after October 26, 2022 (at 11:59 PM ET) will have the base valuation cap of $6,000,000.

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

The Company has outstanding liabilities. The Company entered into lines of Credit agreements (i) a principal amount of $150,000 with a 0.5% interest rate due on demand, (ii) a principal amount of $150,000 with a 0.5% interest rate due on demand, and (iii) a principal amount of $150,000 with a 0.5% interest rate due on demand.

On March 23, 2021, the Company entered into a line agreement with one of the members, Vicente Surraco, in the amount of $150,000. The line of credit bears an interest rate of 0.5%. As of December 31, 2021, the outstanding the line of credit is in the amount of $90,000.

On March 23, 2021, the Company entered into a line agreement with one of the members, Catherine Allen, in the amount of $150,000. The line of credit bears an interest rate of 0.5%. As of December 31, 2021, the outstanding the line of credit is in the amount of $25,000.

On March 23, 2021, the Company entered into a line agreement with one of the members, Christopher Allen, in the amount of $150,000. The line of credit bears an interest rate of 0.5%. As of December 31, 2021, the outstanding the line of credit is in the amount of $0.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The spiked seltzer market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Vicente Surraco and Chris Allen. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
Financials (2 files)	Oct 7, 2022	Folder
Fundraising Round (1 file)	Oct 7, 2022	Folder
Investor Agreements (1 file)	Oct 7, 2022	Folder
Miscellaneous (4 files)	Oct 7, 2022	Folder

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About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Osena Spiked Coconut Water

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Osena Spiked Coconut Water. Once Osena Spiked Coconut Water accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Osena Spiked Coconut Water in exchange for your securities. At that point, you will be a proud owner in Osena Spiked Coconut Water.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Osena Spiked Coconut Water has set a minimum investment amount of US $1,000.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Osena Spiked Coconut Water does not plan to list these securities on a national exchange or another secondary market. At some point Osena Spiked Coconut Water may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Osena Spiked Coconut Water either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Osena Spiked Coconut Water's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Osena Spiked Coconut Water's Form C. The Form C includes important details about Osena Spiked Coconut Water's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



SPIKED COCONUT WATER

Coconut Water Cocktail

OSENA™

DISCLAIMER



Gluten Free
5% ALCOHOL - 100 CALORIES

Lush Dragon Fruit
Gluten Free
5% ALCOHOL - 100 CALORIES

naturally occurring electrolytes
SPIKED COCONUT WATER

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned to not place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no such duty to update any such statements to conform them to actual results.





Guava

naturally occurring electrolytes
SPIKED COCONUT WATER

OSENA™

Gluten Free
5% ALCOHOL - 100 CALORIES

LETTER FROM THE FOUNDERS



SENA
Lush Dragon Fruit
Gluten Free
5% ALCOHOL - 100 CALORIES

naturally occurring electrolytes
SPIKED COCONUT WATER

To prospective investors,

We founded Osena because we wanted to push the envelope of what a better-for-you cocktail could achieve. Coconut water, deliciously refreshing and packed with electrolytes, is the natural antidote to a hangover, so spiked coconut water sounded like a wonderful idea. Then we took it a step further: we fermented the coconut water to remove all of the sugar, and achieved what many people thought was impossible: a 100 calorie, zero sugar spiked coconut water. In other words, the best possible label with the best possible mixer. Oh, and it tastes amazing.

We're in a special moment in better-for-you alcohol. Spiked seltzer, a $16 billion category that is barely 6 years old, has trained consumers to look for that all-important 100 calorie low sugar label. However, there is more to health than low calories and sugar, and consumers have started moving in droves towards higher quality options and new innovations.

We view Osena as the apex of better-for-you alcohol.

Nonetheless, having a great product is only the start of the journey. We need to distribute it, market it, and scale it.

Distribution is our advantage: securing even one distributor is very difficult in alcohol. Our team has deep connections in alcohol distribution that have allowed us to open several states and secure hundreds of points of distribution months before we had a product in hand.

We've assembled a team of marketing all-stars: members of our team have worked at Anheuser-Busch, Truly, and Constellation. We have seen what it takes to grow small brands to national success. In addition, our retail footprint gives us access to low cost, high ROI marketing tactics that immediately convert to sales.

Our copacker is nationally-renowned for scaling brands like ours: our manufacturer specializes in scaling growing brands. They source nearly all of the ingredients on our behalf, and only charge us for what is packed out. This means significantly better cash flow and lower lead-times.

The rest of this deck will go into the above points in more depth.

We are incredibly excited to see what Osena can achieve, and we'd love to welcome you on the journey.

Sincerely,
Chris & Vicente, Osena Co-Founders







naturally occurring electrolytes
SPIKED COCONUT WATER

OSENA™

ALCOHOL'S BETTER-FOR-YOU REVOLUTION CONTINUES

Consumers continue to look for more natural, healthier, and better-tasting options in alcohol - spiked coconut water is the natural evolution of the better-for-you trend.

1

While seltzers offered an alternative to high-calorie/ABV offerings, the flavor quality was lacking.


TRULY Hard Seltzer
WILD BERRY
5% ALC/VOL
WHITE CLAW HARD SELTZER
BLACK CHERRY
SPIKED SPARKLING WATER WITH A HINT OF BLACK CHERRY
BUD LIGHT SELTZER
BLACK CHERRY
5% ALC/VOL | 100 CALORIES

2

RTDs improved flavor but did not improve wellness.


HIGH NOON SUN SIPS
VODKA & SODA
PINEAPPLE
CANTEEN
LIME VODKA SODA
FUGU VODKA MULE
CUTWATER SPIRITS

3

Consumers will seek the benefits of functionality, especially spiked coconut water's hydration from naturally occurring electrolytes.


BERRY
FLYING EMBERS
HARD KOMBUCHA
0 SUGAR • 0 CARBS
Lover boy
SPARKLING HARD TEA
HIBISCUS POM
naturally occurring electrolytes
SPIKED COCONUT WATER
Coconut Water Cocktail
OSENA
Pure Original
Gluten Free
5% ALCOHOL - 100 CALORIES

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

PROBLEM

Undifferentiated seltzers fail to address main consumer pain points.

 Spiked seltzer does nothing to address one of the biggest consumer pain points, dehydration and hangovers, which negatively affects everyone who drinks alcohol.

 Spiked seltzers commonly use stevia, making it taste artificial, or no sweetener at all, which is bland and boring.

 The biggest brands look the same, taste the same, and give the same hangovers – the category is undifferentiated and ripe for innovative new entrants.



SOLUTION

Spiked coconut water offers a clear point of difference to spiked seltzers.

 Coconut water is one of the only beverages with high amounts of naturally occurring electrolytes, which means spiked coconut water significantly reduces the effect of hangovers.

 Coconut water's natural flavor is present in spiked coconut water, and combined with monk fruit makes for a delicious tasting cocktail.

 Consumers are looking for more out of their beverages – spiked coconut water is a differentiated entrant to the spiked functional beverage category.



PRODUCT DETAILS

Our current portfolio can capture all possible consumer occasions and can give us the right assortment to win at retail.


SPIKED COCONUT WATER
Coconut Water Cocktail
OSENA
Pure Original
Exotic Pineapple
5% ALCOHOL • 100 CALORIES


The
ISLANDS
SPIKED COCONUT WATER
Collection
OSENA
Two of Each Flavor
Exotic PINEAPPLE
Ripe MANGO
Divine GUAVA
Lush DRAGON FRUIT
5% ALC/VOL

SIZE	4 PACK	8 PACK
CONSUMER PRICE	$9.99	$17.99
MARGIN	32%	32%
LAUNCH DATE	MAY 2021	JUNE 2022
ROLE	DRIVE TRIAL & BUILD THE CATEGORY	SOCIAL OCCASIONS & BULK SHOPPING

7

OSENA™

INTRODUCING OSENA

Osena can be the apex of better-for-you alcohol - a spiked coconut water for the consumer looking to sacrifice neither taste nor health.



naturally occurring electrolytes
Exotic PINEAPPLE
Ripe MANGO
Divine GUAVA
Lush DRAGON FRUIT
~ The ~
ISLANDS
SPIKED COCONUT WATER
Collection
SPIKED COCONUT WATER
Coconut Water Cocktail
OSENA™
Two of Each Flavor
8 CANS
12 FL OZ (355 ML) EACH
48 FL OZ (1420 ML) TOTAL
5% ALC/VOL
100X CALORIES

FORMULATION

100 calories, zero sugar, 5% ABV, natural ingredients, made with real coconut water



TASTE

RTD (or better) quality taste in popular and trending tropical flavors



BRAND

Vibrant colors and charming monkey mascots in highly premium packaging

BUSINESS MODEL & GO-TO-MARKET

Osena will leverage distributors, social media, in-store tactics, and a brand ambassador as our go-to-market strategy.

40M
Population of Consumers Covered by Current Distribution Footprint

DISTRIBUTION ADVANTAGE

We leveraged our connections into a robust network of 17 distributors covering a large amount of the Northeast, giving us a quality route to market with consistent execution.

~5%
Social Engagement Rate (5x benchmark)

DIGITAL

Digital presence with scroll-stopping creative, influencer tactics, podcast and streaming can boost brand awareness and drive velocity.

$5
In-Store Customer Acquisition Cost*

RETAIL SUPPORT

Lean on expertise of our team to attract consumers at point of sales through scalable in-store tactics and events.

$500M+
Example Acquisition Prices of Multiple Celeb-Backed Alcohol Brands**

AMBASSADOR

This represents a potential opportunity, and we are in advanced talks to boost brand awareness nationally with an on-brand celebrity ambassador invested in the brand's success.


* $50 Cost Per Event w/10+ customers acquired per event, real data based on 200 events launch-to-date.
**The results are for illustrative purposes and do not represent guarantees of future results, levels of activity, performance, or achievements.


OSENA™

COPACKER PARTNERSHIP & MANUFACTURING

Our copacker gives Osena the benefits of scale and quality.

PRODUCTION ADVANTAGES

Our large distribution footprint for a startup opened the door to a partnership with a copacker that provides scaling and quality benefits to large brands.

CASH FLOW

Our copacker sources the ingredients for us and charges only for what we use, allowing us to avoid massive beverage MOQs (Minimum Order Quantities) and keep our cash used most productively.

SCALING

Our co-packer's scale and access to raw materials suppliers reduces supply chain risk and lead times.

DISTRIBUTION

Our copacker's excellent relationships with chains puts an established stamp of quality on Osena and can open the door to national grocery and on-premise chains.



VARIETY PACK LAUNCH PROGRESS

With the June launch of the Islands Collection, we think Osena is in a promising position to lead the spiked coconut water category.

PORTFOLIO VALUE

Adding the Islands Collection can boost volume – in spiked seltzer, 4 out of the top 5 SKUs are variety packs.

DISTRIBUTION STRENGTH

Variety packs are the key to new distribution - many chains will only accept variety packs and we have received chain distribution from Wegmans and Total Wine with others planned.

RETAIL VELOCITY

Mix packs move faster at retail - The Islands Collection has already driven more order volume in its first months than the 4PKs launch-to-date as of September 2022.









naturally occurring electrolytes
SPIKED COCONUT WATER
Coconut Water Cocktail
OSENA
Divine Guava
Gluten Free
5% ALCOHOL - 100 CALORIES
naturally occurring electrolytes
SPIKED COCONUT WATER
Coconut Water Cocktail
OSENA
Ripe Mango
Gluten Free
5% ALCOHOL - 100 CALORIES

TRACTION – PRODUCT

The Islands Collection is off to a fast start, building on 2021 pilot strength.

MARKET RESPONSE

Retailers responded with 70+ variety pack stacks (5 or 10 case orders) in one state within a week, and our network of 17 distributors grows our retail footprint.

STRONG SELL-THROUGH

2 Case/Week rate of sale in all key accounts prior to any marketing spend, with glowing consumer feedback across sampling events and Seltzer Land festivals conducted in our current markets.

BUILD FROM STRENGTH

Our 2021 four-pack pilot validated product-market fit with 650 doors of distribution across 4 states, $270K in sales, and multiple features in local press.

CURRENT CHAIN ACCOUNTS













NEAR-TERM TARGETS











This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

12

TRACTION – PRESS

The launch of the category-defining Osena Islands Collection drove national buzz.











The Philadelphia Inquirer

BREWBOUND
CRAFT BEER NEWS, EVENTS & JOBS

NBC DAYTIME

BEVNET

BEVNET | UPCOMING | JOB BOARD | SPIRITS | PODCAST | FREE MAGAZINE | SUBMIT NEWS

Osena Beverage Launches Spiked Coconut Water Nationwide

NEW YORK, N.Y.— Osena Beverage, a new drinks company, announced national availability of Osena, a spiked coconut water with a natural hint of sweetness. The ready-to-drink line expands the emerging Functional Beverage space, providing better-for-you options in a variety of flavors.

A PRESS SENSATION

News of the Islands Collection launch was picked up by dozens of national outlets, driving millions in impressions.

POWERFUL PR

NY-based Thomas Collective has access to hundreds of consumer and trade publications and has worked with massive liquor brands (Jagermeister, Jameson, Malibu). They have a demonstrated track record of opening up doors for brands like Osena.

ORGANIC PLACEMENT

Osena's splashy new angle as a new spiked coconut water will be a hit with press in many forecasted placements for the coming months - Thomas Collective has forecasted 10M impressions by the end of October.



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OSENA VS. THE COMPETITION

Naturally fermented formulations are very difficult to execute, but come with significant competitive advantages.











LIQUOR-BASED BRANDS*

Pay significantly higher taxes.

Cannot sell in grocery stores in most states.

Have significant nutrition label disadvantages.

	LIQUOR-BASED BRANDS	OSENA (NATURALLY FERMENTED}
WHOLESALE PRICE	$10.67	$10.67
CONSUMER PRICE	$28.99	$18.99
GROCERY STORE - LEGAL DISTRIBUTION	18 STATES	47 STATES
CALORIES	140+	100
SUGAR	10G+	0G

NATURALLY-FERMENTED BRANDS

*A new competitor Sunboy recently launched, and we are determining their formula. Sunboy's product has 130-150 calories and 3g-6g sugar/can.
**Coco Cocktail is wine-based, which puts it somewhere between liquor-based brands and Osena as far as taxes, distribution, and nutrition label.

OSENA™

MARKET SIZING

The spiked seltzer market is growing but new – spiked coconut water can take significant share with the right product.

BEER - $110B

SPIKED SELTZER - $16B

SPIKED COCONUT WATER - $1B

A $1B OPPORTUNITY

Spiked coconut water has the opportunity to become a dominant sub-market in the overall spiked seltzer market:

Coconut water as a non-alc product is a $1B+ industry that is growing, buoyed by headwinds such as Vita Coco's $173 M 2021 IPO, which valued COCO at $833M.[1]

The seltzer space is only six years old, and High Noon demonstrated how to become a top brand very quickly with the right product and marketing strategy.

1.https://www.bloomberg.com/news/articles/2021-10-20/vita-coco-is-said-to-price-ipo-below-range-at-15-a-share



FUTURE GROWTH

On the strength of strong distribution relationships and product innovation, Osena can scale nationally quickly.

PILOT 2021

$270K revenue in four months across four states.

–

Distributed four-packs in 650 points of distribution.

–

Retail enthusiasm and glowing consumer feedback at events.

–

Positive reception led us to double-down on manufacturing expansion and variety pack.

ISLAND COLLECTION 2022-2023

~$3M revenue forecast.

–

200 points of distribution in Month 1, growing to 1000.

–

Maximize rate of sale through distribution points with significant investments in brand awareness and retail tactics.

–

20+ distributors, 10+ states at retail.

–

Make inroads in chains (Wegmans and Total Wine already secured, others in process).

SCALE 2024-2025

~$15M forecast.

–

Build the Islands Collection through retail expansion and increased rate of sale (30+ distributors, 15 states, national chains).

–

Layer in volume growth from two new product introductions - a second variety pack and a single-serve tall-can in a hero flavor.

–

Enhanced promotional engine with celebrity ambassador deal, sales force support, and the full-year effect of brand awareness efforts.

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

OSENA™

MEET THE FOUNDERS

Our founding team combines unique distribution connections and beverage know-how.



SUSQUEHANNA

FOUNDER, PRODUCT & OPERATIONS

Vicente Surraco

Formerly of AB InBev, worked in disruptive ventures group focused on launching new beverage brands.

Laser-focused on quality, profitability, and scaling.



CAREER ABInBev SIG SUSQUEHANNA

EDUCATION Wharton UNIVERSITY of PENNSYLVANIA COLUMBIA

FOUNDER, MARKETING & SALES

Chris Allen

Formerly of Faherty Brand, mapped out retail expansion strategy and drove expansion with national retailers.

Deep connections in alcohol distribution.

CAREER Johnson & Johnson FAHERTY



















EDUCATION UNIVERSITY OF NOTRE DAME Wharton UNIVERSITY of PENNSYLVANIA

TEAM EXPANSION

Osena is rounding out its team with industry professionals with decades of experience.



Liz Einhorn

NOW   **FORMER**

 



Adam Lambert

NOW   **FORMER**

  

INDUSTRY VETERANS

We've added equity advisors and team members with decades of experience driving brands like Dogfish Head, Truly, Angry Orchard, Tito's Vodka, Constellation, and Rogue.

NETWORK EFFECTS

The network of our advisors amplifies Osena's impact with national distributors and retail partners.

HIRING AND TEAM

Our advisor team has a template for building a winning sales and marketing org.



FUNDING ASK & USE OF FUNDS

Osena is looking for funding to accelerate our growth for marketing, sales support, etc.

SALES

In-Store, Incentives, Samplings, Rep Support

R&D

Variety Pack Development

MARKETING

PR, Paid Social, Influencer, Events

32%

8%

60%

OSENA™

SIGNIFICANT TAILWINDS FOR OSENA

Osena offers an attractive opportunity, with a planned ability to execute in any market conditions.

OPPORTUNITY

Osena can be the apex of better-for-you alcohol.

Co-packer and distribution footprint create low execution risk.

Strong product and growing retail footprint.

FUNDAMENTALS

Alcohol is recession resilient, consumers budget for it.

Distributors betting on Osena to compete with RTDs.

Impressive rate of sale prior to any marketing spend.

M&A ACTIVITY

Alcohol represents 19% of all North America M&A.[1]

5-15x revenue multiples in Alc M&A.[2]

2022 saw a series of spiked functional beverage fundraises

1 InvestBev. InvestBev.co.
2. Examples since 2015 include Casamigos selling for 10x revenue, Saint Archer's selling for 18x revenue, and Ballast Point selling for 9x revenue.



EXECUTIVE SUMMARY

We believe Osena is the right product at the right time, with the right team at the helm.

WE BELIEVE OSENA HAS A GREAT TEAM TO CAPTURE THE OPPORTUNITY

Talented founding team with deep connections in alcohol distribution.

Advisors that drove the mass adoption of brands like Truly and Dogfish Head.

Contract manufacturer with high quality and scaling capabilities.

WE BELIEVE OSENA IS THE RIGHT PRODUCT FOR THIS MOMENT IN ALCOHOL

Spiked coconut water can be the apex of better-for-you alcohol.

Naturally-fermented formulation makes Osena a strategically-positioned spiked coconut water.

Consumers are responding – Osena has strong retail velocity prior to marketing spend.

WE BELIEVE OSENA OFFERS STRONG FUNDAMENTALS FOR INVESTMENT

Proven product market fit with an established and growing national distribution process.

Alcohol is a recession-resilient industry, especially in premium products.

Use of funds is skewed toward marketing and sales, productive dollars that go toward promoting a finished product, not purchasing materials or inventory.

Copacker helps to expand distribution nationally without the overhead costs of building a new brewery, storing or transporting product, or sinking capital into raw materials purchases - creates a barrier to entry for other companies.

